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SEC 09040733 OMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mizuho Securities USA Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 33rd Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kronenberg (212) 209-9499
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. CHECK ONE:

SEC Mail Processing Section
JUN - 1 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kronenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mizuho Securities USA Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Chief Financial Officer

Title

MARIA ANNUNZIATA
Notary Public, State of New Jersey
No. 2315563
Commission Expires June 3, 09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mizuho Securities USA Inc.
Consolidated Statement of Financial Condition

March 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Mizuho Securities USA Inc.

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA Inc. and subsidiary (the "Company") as of March 31, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mizuho Securities USA Inc. and subsidiary at March 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 29, 2009

Mizuho Securities USA Inc.
Consolidated Statement of Financial Condition

March 31, 2009
(In thousands)

Assets		
Cash and cash equivalents	$	59,016
Securities segregated for regulatory purposes		37,938
Collateralized agreements:		
Securities purchased under agreements to resell		18,896,607
Securities borrowed		7,361,830
Securities owned, at fair value (including securities pledged of $7,887,653)		7,947,021
Receivables from brokers/dealers, clearing organizations and customers		2,246,442
Accrued interest receivable		31,347
Securities received as collateral, at fair value		15,056
Clearing and other deposits		170,631
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $28,858		17,496
Exchange memberships, at cost (market value of $13,835)		7,758
Other assets		22,302
Total assets	$	36,813,444
Liabilities and Stockholders' Equity		
Short-term borrowings	$	237,743
Collateralized agreements:		
Securities sold under agreements to repurchase		23,087,175
Securities loaned		1,383,872
Securities sold, not yet purchased, at fair value		2,990,344
Payables to brokers/dealers, clearing organizations and customers		8,500,268
Accrued interest payable		19,758
Obligation to return securities received as collateral, at fair value		15,056
Other liabilities		111,501
		36,345,717
Subordinated borrowings		150,000
Stockholders' equity		317,727
Total liabilities and stockholders' equity	$	36,813,444

The accompanying notes are an integral part of this consolidated statement of financial condition.

(In thousands, except share amounts)

1. Organization and Description of Business

Mizuho Securities USA Inc. (the "Company") is a majority-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), which owns 70 percent of the Company, with the remaining 30 percent interest owned by Mizuho Corporate Bank, Ltd. ("MHCB"). MHSC, in turn, is majority-owned by MHCB, whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"), with the remaining interest owned by Norinchukin Bank ("NB"). MHFG is a holding company listed on the Tokyo, Osaka and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. NB is the central bank for Japanese agricultural, forestry, and fishery cooperative systems. MHCB is a global wholesale bank that serves clients ranging from large corporations to financial institutions to public sector entities. MHSC is a full service securities firm that offers a wide range of securities and investment banking services primarily to Japanese corporate and retail clients.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant with the U.S. Commodity Futures Trading Commission. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of or has access to most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and through its wholly-owned subsidiary, The Bridgeford Group, Inc. ("BFG"), mergers and acquisitions advisory services. The Company is a Primary Dealer in U.S. Government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

On June 25, 2008, MHSC contributed BFG to the Company as a capital contribution in exchange for one share of the Company's common stock. This transaction was accounted for in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "*Business Combinations*," which requires that the purchase or contribution of an affiliated subsidiary from a related entity be accounted for retroactively as of the beginning of the year. This transaction increased the Company's capital by $22,965.

As of October 31, 2008, the Company sold its wholly-owned subsidiary, Mizuho Futures (Singapore) Pte. Ltd. ("MHFS"), to its parent, MHSC. This transaction resulted in distribution of cumulated earnings and profit of MHFS in the amount of approximately $4,955, which is subject to federal and state income taxes.

On March 23, 2009, MHSC sold 30 percent of its equity interest in the Company to MHCB. As a result of this sale, MHSC surrendered 301 shares of the Company's common stock, with the Company then issuing 300 new shares to MHCB in order to represent the 70 percent and 30 percent equity interests in the Company, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, BFG, and is presented in accordance with U.S. generally accepted accounting principles. Intercompany balances and transactions have been eliminated.

Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with initial maturities of three months or less, which may include bank deposits and money market funds.

Securities Segregated For Regulatory Purposes

Included in securities segregated for regulatory purposes on the consolidated statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account pursuant to SEC Rule 15c3-3.

Collateralized Agreements

The Company reports collateralized agreements on the consolidated statement of financial condition at contracted amounts, which approximate fair value. Securities purchased under agreements to resell ("resale agreements") or sold under agreements to repurchase ("repurchase agreements") are collateralized primarily by U.S. Treasury and federal agency securities and recorded at contract price, plus accrued interest. These contracts typically do not have maturities in excess of one year. The Company's policy is to take possession of securities collateralizing resale agreements at the time such agreements are made. The Company provides securities to counterparties in order to collateralize repurchase agreements. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value. The Company monitors the market value of securities borrowed and loaned daily and obtains or returns additional collateral when necessary.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

At March 31, 2009, the Company had obtained securities as collateral that could be repledged, delivered or otherwise transferred with a fair value of approximately $43,361,986. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, approximately $43,302,535 was repledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under proprietary short sales.

When specific conditions are met, including the existence of a legally enforceable master netting agreement, resale agreements are netted against repurchase agreements on the consolidated statement of financial condition as permitted under the FASB Interpretation No. ("FIN") 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*."

Securities Transactions

Securities owned and securities sold, not yet purchased, which includes contracts for financial futures and options, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, other market data, such as transacted prices for the same or similar securities, benchmark prices and yields, and spreads over the yield curves for benchmark or similar securities are utilized in measuring fair value. Realized and unrealized gains and losses are reflected in principal transactions on the consolidated statement of income in the period during which the transaction or the change in fair value occurred. Related interest amounts, including accrued interest, are included in interest income or interest expense on the consolidated statement of income.

Clearing and Other Deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. Securities in this account are reported at fair value.

Property, Equipment and Leasehold Improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net asset balance on the consolidated statement of financial condition at March 31, 2009 is comprised of $8,280 in leasehold improvements, $7,684 in information technology assets, and $1,532 in furniture and fixtures.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

Exchange Memberships

The Company's exchange memberships, which provide the Company with the right to conduct business on the exchanges, are recorded at cost and evaluated periodically for impairment. If management were to ascertain that an other than temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. There were no exchange membership impairments for the year ended March 31, 2009.

Translation of Foreign Currencies

The Company accounts for its transactions denominated in foreign currencies in accordance with the FASB issued SFAS No. 52, "*Foreign Currency Translation*". Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the consolidated statement of financial condition date.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "*Accounting for Income Taxes*." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated statement of financial condition using the provisions of the enacted tax laws.

The Company accounts for uncertain tax provisions under FIN No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*", ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and provides guidance on the recognition, de-recognition and measurement of benefits related to an entity's uncertain tax positions. The Company's policy is to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

New Accounting Pronouncements – Recently Adopted

Effective April 1, 2008, the Company adopted SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value by creating a hierarchy of fair value measurements based on the quality of inputs used to measure fair value, distinguishing between observable independent market inputs and unobservable market assumptions by the reporting entity, and further expands required disclosures about such fair value measurements. SFAS 157 applies whenever other accounting pronouncements require or permit assets or liabilities to be measured at fair value and does not expand the use of fair value to any new circumstances. The adoption of SFAS 157 did not have a material impact on the Company's consolidated statement of financial condition.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

In October 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standards ("FAS") No. 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157, "*Fair Value Measurements,*" in a market that is not active. FSP FAS 157-3 clarifies how available observable inputs, or when observable inputs do not exist, a reporting entity's internal assumptions about future cash flows and risk-adjusted discount rates, should be considered when measuring fair value. It also addresses how the use of market quotes, should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. The adoption of FSP FAS 157-3 did not have a material effect on the Company's consolidated statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS 159"). SFAS 159 provides a fair value option that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis. The Company has made no fair value elections under SFAS 159.

New Accounting Pronouncements – Recently Issued

In December 2007, the FASB issued revised guidance on accounting for acquisitions under SFAS No. 141R, "*Business Combinations*" ("SFAS 141R"). SFAS 141R aims to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination, and to further align U.S. accounting practices more closely with international financial reporting standards. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact of adopting SFAS 141R on the consolidated statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities*" ("SFAS 161"). SFAS 161 requires specific disclosures regarding the location and amounts of derivative instruments in the Company's financial statements; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect the Company's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 is not expected to have a material impact on the Company's consolidated statement of financial condition.

On April 9, 2009, the FASB issued FSP FAS No. 157-4, "*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*" ("FSP FAS 157-4"). FSP FAS 157-4 requires

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

reporting entities to evaluate whether there has been a significant decrease in market activity for an asset or liability, because this may be an indication that transactions are not orderly. It lists various factors that an entity must consider in assessing the volume and level of activity, as well as possible indicators that prices may not be determinative of fair value, and requires further analysis be performed to determine if significant adjustments are necessary. Under FSP FAS 157-4, unless an entity can conclude that a transaction is orderly, the price must not be the principal basis in estimating fair value. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company did not early adopt FSP FAS 157-4 and does not expect its adoption to have a material impact on the consolidated statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

Securities owned and securities sold, not yet purchased, consist of U.S. government and federal agency fixed income securities, corporate debt, equity securities, and derivative futures contracts. Securities sold, not yet purchased result in off-balance sheet risk as the Company's ultimate obligation is to acquire the securities at then prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition.

Securities owned includes proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

Securities owned and securities sold, not yet purchased, at fair value at March 31, 2009 consist of the following:

	Owned	Sold, not yet purchased
U.S. Government and federal agency securities	$ 6,244,716	$ 2,697,196
U.S. Government, federal agency and agency mortgage-backed securities	1,499,191	117,384
Corporate debt	166,910	175,142
Equities	36,204	-
Derivative contracts	-	622
Total	$ 7,947,021	$ 2,990,344

(In thousands, except share amounts)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2009 consist of the following:

	Receivables	Payables
Net payable for trades pending settlement	$ -	$ 3,604,168
Clearing organizations	289,315	5,299
Securities failed to deliver/receive	1,942,279	2,934,441
Futures customers	14,369	1,956,083
Other customers	479	277
	$ 2,246,442	$ 8,500,268

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at March 31, 2009 approximates the amounts owed. Trades pending settlement at March 31, 2009 were settled without a material effect on the Company's consolidated statement of financial condition.

Amounts receivable from clearing organizations represent balances receivable from exchanges for futures customer balances. Amounts payable to clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Securities failed to deliver or receive represent receivable or payable balances, respectively arising from transactions with customers and other broker/dealers. Securities failed to deliver or receive at March 31, 2009 were settled without a material effect on the Company's consolidated statement of financial condition.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including gains and losses on open commodity futures contracts.

5. Subordinated Borrowing

Subordinated borrowings are carried at contracted amounts. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(In thousands, except share amounts)

5. Subordinated Borrowing (continued)

During the year, the Company issued a $100,000 subordinated note to MHSC in addition to an existing $50,000 subordinated note. Notes issued to MHSC were repaid in full, and new subordinated notes for the same amounts were issued to MHCB. The notes repaid of $50,000 and $100,000 bore interest rates based on U.S. dollar six-month LIBOR plus spreads of 0.601% and 0.895%, respectively. The Company currently has subordinated notes payable to MHCB of $50,000 maturing in April, 2012 and $100,000 maturing September 2013 bearing initial interest at rates of 3.849% and 3.899%, respectively. The rates will reset periodically, based on U.S. dollar six-month LIBOR plus a spread.

6. Related Party Transactions

In the normal course of business, the Company enters into arm's-length transactions with affiliated companies as part of its trading, clearing, financing, and general operations.

At March 31, 2009, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 379
Securities purchased under agreements to resell	5,456,363
Securities borrowed	28,568
Receivables from brokers/dealers, clearing organizations and customers	14,376
Other assets	979
Liabilities	
Short-term borrowings	$ 200,000
Securities sold under agreements to repurchase	215,592
Securities loaned	18,246
Payables to brokers/dealers, clearing organizations and customers	193,578
Accrued interest payable	479
Other liabilities	1,487
Subordinated borrowings	150,000

The Company enters into collateralized financing transactions with affiliates under comparable financing rates and terms as with unaffiliated parties. Resale, repurchase, securities borrowed, and securities loaned agreements with NB, MHCB, Mizuho International PLC ("MHI") and Mizuho Capital Market Corporation ("MCMC") account for most of the balances related to these transactions. Resale agreements are primarily with NB. The collateral involved in these transactions

(In thousands, except share amounts)

6. Related Party Transactions (continued)

consists primarily of securities issued by the U.S. Government and federal agencies. At March 31, 2009, resale and repurchase agreements consist only of U.S. Treasury securities.

A significant portion of the Company's futures brokerage activity is conducted for affiliates or through affiliates. As a clearing member of a number of domestic and international futures exchanges, the Company executes or clears trades on behalf of its affiliates, which results in related party liabilities, reported as payables to brokers/dealers and customers amounting to $193,449 for the year ended March 31, 2009. The Company also executes or clears futures transactions for its U.S. based customers on foreign exchanges through MHFS and MHSC. Related party receivables arising from these transactions are reported as receivables from brokers/dealers of $13,715.

The Company entered into commission sharing agreements with affiliates in its global equity trading business. The Company also participates in distributing MHSC or Mizuho Securities Asia ("MSA") managed offerings. The unpaid balance from such transactions is recorded as payables to brokers/dealers and customers of $129. The Company maintains a brokerage account with MHSC for conducting its Japanese equity brokerage business. At March 31, 2009, $604 is recorded as receivables from brokers/dealers with MHSC.

At March 31, 2009, the Company maintains bank accounts at and has outstanding subordinated notes payable to MHCB. The Company also obtains short-term borrowings during the year from MHCB. The accrued interest on short-term borrowings and subordinated debt are reported as accrued interest payable and other liabilities, totaling $479 and $355, respectively at March 31, 2009.

MHSC allocates certain costs to the Company for research, information technology, and other operational support and services. The Company reports the unpaid balance of fees charged for these services as other liabilities amounting to $1,132.

The Company provides support and services to affiliates in management, risk, information technology, and accounting areas. The unpaid balances for fees charged to affiliates for these support functions are recorded as other assets and receivables from brokers/dealers, clearing organizations and customers and for the amounts of $979 and $57, respectively.

7. Employee Benefit Plan

Substantially all employees of the Company are covered by the Company's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

(In thousands, except share amounts)

8. Income Taxes

The Company files federal income tax returns on a separate company basis. The Company files various state and local income tax returns both on a combined basis and a separate company basis.

As of March 31, 2009, the Company had a deferred tax asset ("DTA") of $5,677, net of a valuation allowance of $3,266, which is included in other assets in the consolidated statement of financial condition. The gross DTA of $8,943 consists primarily of net operating loss ("NOL") carry-forwards and tax credit carry-forwards of BFG, certain state tax credit carry-forwards, and accrued expenses not currently deductible for tax purposes. The valuation allowance is primarily provided against the NOL carry-forwards and tax credit carry-forwards because management believes that it is more likely than not that this portion of the gross DTA will not be realized.

Of the gross DTA, $2,703 relates to BFG, and is attributable to its NOL and alternative minimum tax credit carryforward. A valuation allowance in the same amount was established against this asset. The NOL carryforward from BFG is limited by the separate return limitation year ("SRLY") rules, which limit the utilization of NOL to post-acquisition income in BFG.

BFG has a federal tax NOL carryforward of $6,798, which begins to expire after March 31, 2009. BFG also has a state NOL carry-forward of $3,556, which will begin to expire after March 31, 2024.

The Company has also provided a full valuation allowance against its DTA of $563 related to its New Jersey Alternative Minimum Assessment ("AMA") credit carry-forward because management believes that it is more likely than not that this portion of the gross deferred tax asset will not be realized.

The sale of MHFS resulted in distribution of cumulated earnings and profits of MHFS in the amount of approximately $4,955. U.S. federal and state income taxes have been provided for it.

The Company is routinely examined by various tax authorities. During the year ended March 31, 2009, New York City tax authorities continue to examine the combined New York City returns of the Company and MCMC for the years 2000 and 2001.

As of March 31, 2009, management does not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's returns for tax years ending March 31, 2006 through March 31, 2008 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. There are no other on-going audits in other jurisdictions that are material to the Company's consolidated statement of financial condition.

The Company has no unrecognized tax benefits or associated interest and penalties at March 31, 2009.

9. Financial Instruments

Derivative Financial Instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments include forward and futures contracts, options on U.S. government securities, options on futures contracts and mortgage-backed to-be-announced transactions ("TBAs"). Derivative financial instruments are valued at fair value.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

In the normal course of business, the Company enters into various commitments including "when issued" and TBA securities transactions. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Financial Instruments with off-Balance Sheet Risk

In the normal course of business, the Company executes and clears futures, forwards, options, and securities transactions for the accounts of its customers, primarily financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk in the event the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

In collateralized financing transactions, the Company uses securities as collateral for various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

9. Financial Instruments (continued)

Certain futures and options transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure.

Concentrations of Market and Credit Risk

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. The Company is engaged in various other trading and brokerage activities. Counterparties primarily include brokers/dealers, banks and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

10. Fair Value Measurements

SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an "exit" price. Under SFAS 157, the "exit price" should not be adjusted for transaction costs.

10. Fair Value Measurements (continued)

As permitted by SFAS 157, if an input used to measure fair value is based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value in the circumstances should be used to measure fair value.

SFAS 157 requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs, with emphasis on using techniques that are appropriate and for which sufficient data is available.

Fair Value Hierarchy

SFAS 157 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

> Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 measurements include primarily U.S. Treasury Bills, on-the-run or recently issued Treasury bonds and notes, and certain federal agency obligations. Also included in level 1 are listed equity securities and exchange traded derivative contracts.

> Level 2 — Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 measurements include primarily off-the-run Treasury bonds, notes, and strips, certain federal agency obligations, including variable floating rate coupon notes, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, and corporate debt.

> Level 3 — Assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any financial assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2009.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to SFAS 157 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

(In thousands, except share amounts)

10. Fair Value Measurements (continued)

The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2009:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities owned	$ 4,661,148	$ 3,285,873	$ -	$ 7,947,021
Securities segregated for regulatory purposes	37,938	-	-	37,938
Securities received as collateral	-	15,056	-	15,056
Clearing and other deposits	159,407	-	-	159,407
Other assets	60	-	-	60
Total	$ 4,858,553	$ 3,300,929	$ -	$ 8,159,482

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased	$ 2,354,136	$ 636,208	$ -	$ 2,990,344
Obligations to return securities received as collateral	-	15,056	-	15,056
Total	$ 2,354,136	$ 651,264	$ -	$ 3,005,400

11. Commitments and Contingencies

The Company has minimum annual rental commitments for office spaces under non-cancelable leases with initial terms in excess of one year, as follows:

Year ending March 31:	Amount
2010	$ 3,899
2011	3,942
2012	2,970
2013	2,230
2014	2,187
Thereafter	7,137
	$ 22,365

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

The Company entered into an agreement with the New Jersey Economic Development Authority to receive Business Employment Incentive Grants. As of March 31, 2009, the cumulative amount

(In thousands, except share amounts)

11. Commitments and Contingencies (continued)

of grants the Company has recorded is $3,559. Pursuant to the agreement, the Company must continuously maintain at least 25 employees in its Hoboken, New Jersey office until November 30, 2016 in order to receive future grants and retain the grants received. The Company currently has employees in excess of this threshold.

In the normal course of business, the Company is subject to pending legal actions and proceedings. The Company believes that the outcome of any of these matters will not have a material adverse effect on its financial condition or results of operations.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $500 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined, or 8% of total risk margin requirement for all positions carried in futures customer accounts, plus 4% of total risk margin requirement for all positions carried in futures non-customer accounts pursuant to the Commodity Exchange Act.

At March 31, 2009, the Company's net capital of $356,976 was $300,806 in excess of required net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

BFG is also subject to net capital requirements. As of March 31, 2009, this subsidiary was in compliance with its net capital requirements.

13. Assets Segregated or Held in Separate Accounts

Included in the consolidated statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange Act at March 31, 2009 as follows:

Cash and cash equivalents	$ 4,534
Securities purchased under agreements to resell	1,391,938
Securities owned, at fair value	229,080
Receivables from brokers/dealers, clearing organizations and customers	198,032
Total	$ 1,823,584

(In thousands, except share amounts)

13. Assets Segregated or Held in Separate Accounts (continued)

Assets are also segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At March 31, 2009, securities at fair value of $37,938 were segregated under this Rule, and are reflected in securities segregated for regulatory purposes on the consolidated statement of financial condition.

14. Subsequent Event

As of May 7, 2009, the Company merged with Shinko Securities Holdings Inc. ("SSH"), a wholly-owned subsidiary of MHSC. SSH, through its broker-dealer subsidiary, engaged primarily in securities brokerage services.

On the date of acquisition, the Company acquired 8 employees and net assets amounting to approximately $7,000. In consideration for SSH, the Company issued 18 shares of its common stock to MHSC, thus increasing MHSC's ownership equity in the Company from 70 to 70.5 percent, and reducing MHCB's equity from 30 to 29.5 percent. This transaction will not have a material effect on the Company's consolidated statement of financial condition.

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Consolidated Statement of Financial Condition

Mizuho Securities USA Inc.
March 31, 2009
With Report of Independent
Registered Public Accounting Firm

(This report is deemed confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been bound separately and filed with the Securities and Exchange Commission simultaneously herewith as a public document.)